U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934



                       ADVANCED ENGINE TECHNOLOGIES, INC.
    ---------------------------------------------------------------------
                 (Name of Small Business Issuer in Its Charter)

        Colorado                                           84-1358194
-------------------------------                        ------------------
(State or Other Jurisdiction of                         (I.R.S. Employer
 Incorporation or Organization                         Identification No.)


9909 Osuna Road, N.E., Albuquerque, New Mexico            87111
----------------------------------------------       ---------------
   (Address of Principal Executive Offices)               (Zip Code)


                                 (505) 323-7341
     ----------------------------------------------------------------------
                           (Issuer's Telephone Number)


Securities to be registered under Section 12(b) of the Act:


Title of Each Class                            Name of Each Exchange on Which
to be so Registered                            Each Class is to be Registered

      None                                                   None
------------------                             ------------------------------


           Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.001 par value
    -----------------------------------------------------------------------
                                (Title of Class)

                                     PART I

Item 1.    Description of Business

           General

           Advanced Engine Technologies, Inc. (the "Company") was formed to commercialize the OX2 internal combustion engine, a state-of-the-art, uniquely designed and environmental friendly. The primary focus of the Company will be on the commercial introduction of the OX2 engine and subsequent licensing of the OX2 engine technology to approved manufacturers.

           The Company has recently entered into an exclusive license agreement with OX2 (Distribution) Ltd. ("OX2 Ltd.") to manufacture, distribute and market the OX2 engine in the North American Free Trade Agreement countries (presently the United States, Canada and Mexico). OX2 is the licensee of the technology from OX2 Intellectual Property, Inc., a foreign corporation which was assigned the technology from the original patent holders.

           Under the sub-license agreement, the Company has the exclusive license to manufacture, distribute and market the OX2 engine which is subject to the patent in NAFTA countries. It may be distributed outside of NAFTA upon payment of 75% royalty. The Company is issusing 39,000,000 to OX2 (the licensor): 20,000,000 upon signing the agreement (issued) and an additional
19,000,000 shares upon presentation of certified emission test results. In addition the Company will pay a 15% royalty of the gross proceeds received by it on all products manufactured in accordance with the Patent. The sub-license agreement is for the life of the patent or a minimum of twenty years, whichever is longer. Negotiations are ongoing regarding extending the length of the agreement.

           At the present time only a prototype of the OX2 engine has been built. No OX2 engines have been manufactured for production use, and no assurance can be given that the OX2 will be successfully manufactured.

           On July 15, 1998, Carroll Shelby, a director of the Company, individually and as Trustee of the Carroll Hull Shelby Trust and the Company entered into a joint venture agreement to develop the OX2 engine for use in a standard application for motor vehicles and to promote the OX2 engine to the automotive industry. The agreement is to expire December 31, 2001. Shelby received 300,000 shares of the Company and if the objective is met he will receive an additional 250,000 shares.


      Product Overview

           The OX2 internal combustion engine is fuel efficient, light weight, low emission, multi fueled, smaller, inexpensive, higher power to weight ratio and without complex manufacture/production requirements. Preliminary statistics have shown the OX2 engine either meets or in most cases exceeds requirements in all area of existing internal combustion engines. The OX2 engine will be applied from zero to multi thousand horse-power, for lawn mowers, chain saws, brush cutters, marine inboard/outboards, generators, aircraft, automotive and industrial engines.

           The fact that the OX2 engine has only six major components, of which only three move, results in low set-up and production costs with a simplicity of design that promotes a high level of quality assurance.

           The major parts are as follows: (1) housing, (2) cylinder block, (3) top piston plate, (4) lower piston plate, (5) com track, and (6) drive shaft. The moving parts are: (1) cylinder block, (2) top piston plate, and (3) lower piston plate.

           The data given below is related to the current prototype however it should be noted that the engine is flexible enough to allow these parameters to change to best suit a particular application.

               Number of Combustion
               Chambers                           8
               System                             4  Stroke
               Diameter                           12.8 inches/325 mm.
               Width                              10  inches/254 mm.
               Weight                             140 lb./63.5 kilos
               Actual Cubic Capacity              66.25 c.i./ 1086 cc
               Fuel                               Any combustible gas
                                                  or liquid.

      Brief Synopsis of the OX2 Engine

           Set forth is a comparison and description of the operation of the OX2 engine against a normal four stroke conventional engine (hereinafter referred to as "4sc Engine").

           The current prototype of the OX2 engine has two spark plugs, two spark plugs leads and coils. There is no crank shaft, distributor, sump, or oil pump and in fact there is no need for oil pressure to support bearings, however a small amount of oil is used for cooling.

           The combustion chambers are only slightly longer than the stroke, (e.g. a 75mm. stroke requires a 87 mm. combustion chamber) and pistons need only to be thick enough to house the rings. There are no piston skirts and the rings are the only contact point with the bore. In other words at no time do the pistons touch the bore and nor are they reliant on it for support. This system eliminates loading on the sides of the combustion chambers.

           Not counting seals and bearings the OX2 engine has only six major components, and should be easier to manufacture than a cylinder head of a conventional four cylinder engine. There are only two wearing parts, which would wear at a rate similar to ordinary piston rings. Once the engine is set to its operating setting it needs little or no servicing.

           The current OX2 engine fires four times as often as a 4scEngine, i.e. For every complete cycle of a 4scEngine the OX2 engine has completed four cycles. Therefore engine capacity of the OX2 engine when compared to 4scEngine is calculated by multiplying the actual engine capacity by four.

           Because the OX2 engine does not use a conventional crankshaft it has been able to achieve a leverage advantage of 6.6 times over a 4scEngine which has a similar stroke. The method used to achieve this is the subject of the engine patent.

           Further, the OX2 engine design enables the timing to be adjusted sufficiently to produce the most effective burn of the combustible fuel being used irrespective of the engine R.P.M. This is possible due to the extended dwell at the top of the compression stroke. Compare this to a 4scEngine where pre ignition occurs if the timing is advanced to far, causing combustion prior to the top of the stroke. The result of which is resistance against the crankshaft thus causing a loss of energy.

           OX2 piston speed (which is controlled by the fuel burn rate) remains constant throughout the entire power stroke at the leverage advantage referred to above. The inlet and exhaust valves do not commence to open until the exhaust and power strokes respectively have been fully completed. They then remain open long enough to ensure maximum operating efficiency. This enables more regulated mixture to be induced prior to firing and for exhaust gases to be expelled efficiently.

           Compare this to the combustion signature of a 4scEngine where piston speed increases and decreases twice during the power stroke. To begin with, the majority of the power from the firing occurs at the top of the stroke where there is little or no leverage. By the middle of the stroke (where there is maximum leverage) the piston is out accelerating the maximum burn rate, resulting in a loss of torque. Towards the end of the stroke the piston is decelerating again, the outlet port is starting to open and energy is being lost through the exhaust. Added to this at high revs there is considerable back pressure form exhaust gasses trying to escape out of the valves, again causing resistance and a loss of efficiency. A significant advantage of the OX2 engine design is that it has a capability to lengthen or shorten the piston stroke and dwell at top dead centre during engine operation thus ensuring optimum efficiency at all times irrespective of engine revs or load.

           A further feature of the OX2 engine is that it achieves considerable torque at all stages through its operating range. Consequently in most applications there would be no need for the engine to operate at revs higher than 2500 rpm. In some instances this would eliminate the need for a gear box and would certainly reduce engine wear. However, if high engine revs is a prerequisite for a particular application, then the OX2 engine can be easily adapted accordingly.

Combustion Chamber & Porting

      Conventional Engine

           Air & fuel is taken in to the combustion chamber through the intake port and past the intake valve which is located off to one side of the cylinder. The valve being fully open for only a percentage of the stroke and the port size being restricted by the combustion chambers ability to house any larger valve while still leaving room for the exhaust valve. The valves themselves restrict the efficient flow of gasses into and out of the combustion chamber as well as creating turbulence as gasses attempt to flow around them again causing further restrictions to the smooth and efficient flow of gasses.

           OX2 Engine

           In the OX2 engine air and fuel is taken in to the combustion chamber through one port located in the centre of the combustion chamber. This port could be the size of the chamber if so desired. It is fully opened for the entire duration of the stroke plus some additional time to allow a full chamber of air & fuel. There is no valve restricting the flow and the chamber is convex in shape so as to fully change the cylinder with maximum efficiency. Due to the fact that this port is also the exhaust port a heat transfer takes place on intake thus cooling the port and seal while maximizing fuel vaporization in the one simple process. Added to this is the recirculation of exhaust gasses into the combustion chamber on intake which also assists in the vaporization of the fuel.

           Conventional Engine Vacuum

           To control engine power and speed the flow of air and fuel is restricted to the combustion chamber via a carburetor or throttle body and fuel injectors. (Less fuel and air results in less potential energy for heat expansion and therefore less power and lower engine revs). The negative affect of this in a conventional engine is high engine vacuum, which produces two energy wasting affects: (1) it takes a great deal of energy for the piston to travel down the bore under such vacuum; and (ii) on completion of the intake stroke the combustion chamber still does not have full volume of air fuel mixture and as you can only compress what is in the cylinder in the first place compression will not be optimum, as a result maximum efficiency from the potential energy will not be obtained.

           OX2 Engine

           The OX2 engine is designed to have exhaust gasses fed back in to the combustion chamber, so as the throttle is backed off more exhaust gasses enter the combustion chamber ensuring that engine pressure is only slightly below atmospheric pressure thus eliminating the majority of the vacuum created. This ensures that there is no waste of energy fighting vacuum and also allows for optimum compression regardless of the air fuel delivery. This means that more fuel is used driving the piston and less wasted pressuring the combustion chamber. As there was little pressure differential the air fuel induced in to the cylinder does not drop in temperature and when the heat of recalculated exhaust gasses is added to this the fuel remains in a gaseous form thus ensuring an efficient burn.

           Marketing

           The total size of the internal combustion engine industry makes the introduction of any significant change to industry standards a complex promotions and marketing exercise. The multi-purpose nature of the OX2 engine should make it compatible to all market applications, providing an opportunity from a market that is demanding change.

           The initial introduction of the OX2 engine will be to specialist engine manufacturers who produce purpose built engines. Sub-licenses by the Company to manufacture OX2 engines will be issued to only a limited number of engine manufacturers, achieving a manageable and controlled market introduction. This will ensure that all efforts are focused to the success of consolidating a targeted market share and the development of cash flow.

           It is expected that income will be generated in two ways: (1) approved manufacturers will pay a licensing fee for the right to produce and sell the OX2 engine, license fees will be determined by territory size and market potential, and (ii) for each engine produced and sold a royalty payment will be received, with royalty payments will be determined by engine capacity and application.

           Patents

           The Company is the sub-license of International Patent Application. No PCT/AU95/00815 -- in the name of Advanced Engine Technology PTY, Ltd -- Axial Piston Rotary Engine -- filed in Australia. A patent filed in Australia is usually in effect for a minimum of twenty years. U.S. Patent No. 5,813,372 - Axial Piston Rotary Engine - has been granted.

Item 2.    Management's Discussion and Analysis or Plan of Operation

           The Company plans to continue the development of prototypes and marketing during the 1999 fiscal year. Activities will include demonstrations to prospective original equipment manufacturers of products using internal combustion engines, work with its joint venture partner to develop an engine for automobile use and developing additional joint venture partners in order to market the engine. While prototypes of the OX2 engine exist, there can be no assurance the Company will be successful with its marketing efforts, the development of its joint ventures or in the ultimate development of the engine for commercial applications.

           The Company's cash flow requirements to fund these activities and the general operations of the Company total approximately $460,000 and include approximately $165,000 for consulting and $65,000 for equipment among other costs. The Company expects to fund these costs with its current cash reserves of approximately $550,000. The Company's cost estimates do not include provisions for any contingencies or unexpected expenses that may arise or any unanticipated increases in costs. As a result, the Company's cash reserves may not be adequate to cover the actual costs of operations in the 1999 fiscal year.

           The Company expects to sign its first contracts for the production of small engines in fiscal year 1999 and expects as a result to begin generating revenue. There are currently no signed contracts that will produce revenue and there can be no assurance management will be successful in negotiating these contracts.

           In accordance with the patent license agreement with its parent, the research and development required to bring the product to commercial production is provided by the Company's parent. In addition, development is undertaken by its joint venture partner as well. As a result, the Company does not expect to carry out or fund any research and development.

           The Company does not currently have any employees other than the its officers nor does it expect to add any in the next year.

Item 3.    Description of Property

           The Company does not own or lease any property. Office space in Gardena, California is provided without charge pursuant to the joint venture with Carroll Shelby (see Item 7).

Item 4.    Security Ownership of Certain Beneficial Owners and Management

           The following table sets forth information as of October 6, 1998, with respect to all shareholders known by the Company to be beneficial owners of more than 5% of the outstanding Common Stock, all directors, and all directors and executive officers as a group. Except as noted below, each shareholder has sole voting and investment power with respect to shares owned.

                                         Number of
Name & Address                         Common Shares
of Beneficial Owner                  Beneficially Owned               Percent*
------------------------------------------------------------------------------

OX2 Engine (Distribution) Ltd.         13,320,420*                     60.8%
Windsor House 2nd Floor
Kumel Highway
Port Vila, Vanuatu

Macro Management Group, Ltd.            1,161,820                       7.4
Windsor House 2nd Floor
Kumel Highway
Port Vila, Vanuatu

Murray J. Bailey                          445,975                       2.0
9909 Osuna Rd. NE
Albuquerque, NM 87111

Carroll Shelby                            310,000*                      1.4
10862 Vicenza Way
Los Angeles, California  90077

George Hunt                                82,000**                     0.4
906 Holly
Sterling, Colorado 80751

----------------------

* Based upon 21,900,000 shares outstanding. Does not include 19,000,000 shares that may be issued to OX2 upon successful completion of emmisssion tests and 250,000 shares that may be issued to Carroll Shelby on completion of the joint venture.

**These shares are owned by Cecil L. Hunt, wife of George Hunt who disclaims beneficial ownership.

Item 5.    Directors, Executive Officers, Promoters and Control Persons

           Set forth below are the names and ages of all directors and executive officers of the Company.

     Name                           Age                    Position
     ----                           ---                    --------

Murray J. Bailey                    49               President and Director
George Hunt                         69               Director
Carroll Shelby                      75               Director


           Murray Bailey - President

           Murray J. Bailey is a New Zealand citizen with a background in marketing. From 1991 until 1994 he was chief executive of the Economic Development office, Western Bay of Plenty, New Zealand. Mr. Bailey moved to Austrialia in 1994 to establish a marketing and consulting business. Mr. Bailey assumed the Presidency of the Company in May 1997. Murray Bailey has been appointed a director as a representative of OX2 Engine (Distribution) Ltd. Pursuant to the License Agreement with the Company, OX2 Engine has the right to appoint two directors to the board of directors. No other nominee has been proposed at this time.

           George Hunt - Director

           George Hunt has 36 years experience in the marine industry as an agent and supplier of all related equipment, products and service. In 1972, he established Sterling Marine, a Colorado company, gradually building the business to four marine sales and service locations in the United States, having been recognized by Bayliner for multimillion dollar sales achievements. His relationships with major marine engine manufacturers and suppliers provide valuable inroads to the industry for Advanced Engine Technologies, Inc.

           Carroll Shelby - Director

           Carroll Shelby has over 50 years of successful experience in the engine industries. Inducted into a number of automotive related Halls of Fame.

Founder/Director of:
                        Shelby American, Inc
                        Shelby American Licensing, Inc.
                        Shelby Technologies
                        Carroll Shelby Enterprises
                        Carroll Shelby Children's Foundation
                        International Chili Society
                        Director of Automotive Hall of Fame

Item 6.    Executive Compensation

           The Company paid consulting fees to its President, who is also a shareholder, in the amount of $128,698 from September 23, 1996 (inception) to June 30, 1998 including $69,790 for the year ended June 30, 1998, and $58,908 for the period from September 23, 1996 (inception) to June 30, 1997. He continues to receive consulting fees of $6,650.00 a month.


Item 7.    Certain Relationships and Related Transactions

           In  October  1996,  the  Company  entered  into a  contract  with OX2
(Distributions) Ltd. (OX2) whereby the Company acquired the rights to manufacture, distribute and market the OX2 combustion engine in the United States, Canada and Mexico for the life of the world wide patent. As part of this contract the Company issued 20,000,000 shares of its common stock and will issue an additional 19,000,000 upon the successful completion of emission tests. The Company is also to pay a royalty of 15 percent of the gross proceeds of its revenue in its territory and 75 percent for sales outside the territory. In addition, OX2 has the right to appoint two of the Company's three directors. As of October 30, 1998, OX2 owned approximately 61 percent of the Company's outstanding shares and OX2 had appointed one director who is also the Company's President.

           Also, in October 1996, the Company issued 600,000 shares of its common stock to one of its founders and former President, David Travis, in exchange for his services in organizing the Company. The transaction was recorded at the estimated fair market value of the services provided ($6,000), as this was more readily determinable.

           In April 1997, the Company issued a convertible note to a former director Ralph Eckler in the amount of $50,000. This note was repaid in September 1997.

           The Company paid administrative fees and reimbursed expenses to a company that is owned by one of its shareholders, Greg Howland in the amount of $18,717 from September 23, 1996 (inception) to June 30, 1998 including $15,700 for the year ended June 30, 1998, and $3,017 for the period from September 23, 1996 (inception) to June 30, 1997.

           On July 15, 1998, Carroll Shelby, a director of the Company, individually and as Trustee of the Carroll Hull Shelby Trust and the Company entered into a joint venture agreement to develop the OX2 engine for use in a standard application for motor vehicles and to promote the OX2 engine to the automotive industry. The agreement is to expire December 31, 2001. Shelby received 300,000 shares of the Company and if the objective is met he will receive an additional 250,000 shares.

Item 8.    Description of Securities

           The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, $.001 par value per share, of which 21,900,000 were issued and outstanding at October 6, 1997.

           Holders of the Common Stock are entitled to receive dividends when and as declared by the Company's Board of Directors out of funds available therefore. Any such dividends may be paid in cash, property or shares of the Common Stock.

           Each holder of Common Stock is entitled to one vote per share on all matters, including the election of directors. Holders of Common Stock do not have cumulative voting rights. The absence of cumulative voting rights means that the holders of more than 50% of the shares voting for the election of directors can elect all directors if they choose to do so. In such event, the holders of the remaining shares of the Common Stock will not be entitled to elect any director. The Board of Directors shall be elected each year to a one year term. A majority of the shares entitled to vote, represented in person or by proxy, constitutes a quorum at a meeting of shareholders.

           Shares of the Common Stock have no preemptive or conversion rights, no redemption or sinking fund provisions and are not liable to further call or assessment. The outstanding shares of the Common Stock are, and any shares sold pursuant to this offering will be, fully paid and non-assessable. Each share of the Common Stock is entitled to share ratably in any assets available for distribution to holders of its equity securities upon liquidation of the Company.


                                     PART II

Item 1. Market Price of and Dividends on Registrant's Common Equity and Other Shareholder Matters.

           Since the first quarter of 1998, the Company's Common Stock has traded in the over-the-counter market and has been quoted on the Bulletin Board of the NASDAQ under the symbol: AENG.

           Set forth below are the range of prices by quarter since trading commenced.

                                             High                  Low

First Quarter 1998                            7 1/2                1 3/4

Second Quarter 1998                          29 1/4                6 1/2

Third Quarter 1998                           21                    7 1/2

Fourth Quarter
  (through 12/1/98)                          9 5/8                 7 3/4

           As of December 1, 1998, the Company had 95 shareholders of record.

           The Company has not paid any dividends since inception. The Company does not anticipate paying any dividends in the future even if it were to have earnings.


Item 2.    Legal Proceedings

           None

Item 3.    Changes in and Disagreements with Accountants

           Not Applicable

Item 4.    Recent Sales of Unregistered Securities

           During the period from May 22, 1997 through November 17, 1997, the Company sold 1,000,000 shares at a price of $1.00 per share to approximately 90 persons pursuant to an offering under Rule 504 of the Securities Act of 1933, which offering was exempt from the registration provisions. No underwriter was involved.

           See Part I, Item 7 for additional issuances to two shareholders. No underwriter was involved and the shares were exempt from registration pursuant to Section 4(2) of the Securities Act.

Item 5.    Indemnification of Directors and Officers

           A Colorado Corporation may without court order indemnify a director if: (i) he conducted himself in good faith; (ii) he reasonably believed: (a) in case of conduct in official capacity, that conduct was in corporation's best interests, or (b) in all other cases, that conduct was not opposed to corporation's best interests; and (iii) in cases of any criminal proceeding, he had no reasonable cause to believe conduct unlawful.

           Unless limited by articles, a corporation is required to indemnify director who was wholly successful in defense of proceeding, on merits or otherwise.

           Unless  limited  by  articles,  a  director  may  apply to court  for indemnification. Court may determine director entitled to mandatory indemnification. Court may determine director fairly and reasonably entitled to indemnification in view of all relevant circumstances, whether or not he met statutory standard of conduct, and may order such indemnification as it deems proper.

                                    PART F/S

                  FINANCIAL STATEMENTS

                       ADVANCED ENGINE TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                FINANCIAL REPORT

                                  JUNE 30, 1998

                       ADVANCED ENGINE TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                    CONTENTS

                                                                         Page

INDEPENDENT AUDITORS' REPORT                                               1

FINANCIAL STATEMENTS

        Balance Sheet                                                      2

        Statements of Operations                                           3

        Statements of Stockholders' Equity                                 4

        Statements of Cash Flows                                           5

        Notes to Financial Statements                                      6

                       ADVANCED ENGINE TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                FINANCIAL REPORT

                               September 30, 1998

                       ADVANCED ENGINE TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                    CONTENTS

                                                                         Page

ACCOUNTANTS' REPORT                                                        1

FINANCIAL STATEMENTS

        Balance Sheet                                                      2

        Statements of Operations                                           3

        Statements of Stockholders' Equity                                 4

        Statements of Cash Flows                                           5

        Notes to Financial Statements                                      6

                                    PART III

Exhibits

            3.1   Certificate of Incorporation

            3.2   By-Laws

            10.1  Joint Venture with Carroll Shelby

            14.1  License Agreement with Ox2 Engine

            27    Financial Data Schedule

                                   SIGNATURES

           In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                ADVANCED ENGINE TECHNOLOGIES, INC.


                                By:   /s/ Murray J. Bailey
                                   -----------------------------
                                    Murray J. Bailey, President

Dated:  December 10, 1998

                                              ADVANCED ENGINE TECHNOLOGIES, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)

                                                                FINANCIAL REPORT

                                                                   JUNE 30, 1998

                       ADVANCED ENGINE TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)




                                    CONTENTS

                                                                       Page

INDEPENDENT AUDITORS' REPORT                                             1

FINANCIAL STATEMENTS

        Balance Sheet                                                    2

        Statements of Operations                                         3

        Statements of Stockholders' Equity                               4

        Statements of Cash Flows                                         5

        Notes to Financial Statements                                    6

Neff & Company LLP


                          Independent Auditors' Report



Advanced Engine Technologies, Inc.
(A Development Stage Company)


We have audited the accompanying balance sheet of Advanced Engine Technologies, Inc. (a subsidiary of OX2 Engine (Distribution) Ltd. and a development stage company) as of June 30, 1998, and the related statements of operations, stockholders' equity, and cash flows for the year then ended, for the period from September 23, 1996 (inception) through June 30, 1997, and for the period from September 23, 1996, (inception) through June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advanced Engine Technologies, Inc. as of June 30, 1998 and the results of its operations and its cash flows for the year then ended, for the period from September 23, 1996 (inception) through June 30, 1997, and from September 23, 1996 (inception) to June 30, 1998, in conformity with generally accepted accounting principles.




/s/ Neff & Company LLP


Albuquerque, New Mexico
August 28, 1998


CERTIFIED PUBLIC ACCOUNTANTS . 7001 PROESPECT PLACE NE . ALBUQUERQUE, NM  87110
                       (505) 883-6612 . FAX (505) 884-3409

ADVANCED ENGINE TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
June 30, 1998



ASSETS

CURRENT ASSETS
  Cash                                                        $    545,435
                                                              ------------
FIXED ASSETS
  Equipment  and furniture                                          21,782
  Less accumulated depreciation                                     (1,802)
                                                              ------------
       Total fixed assets                                           19,980
                                                              ------------
       Total assets                                           $    565,415
                                                              ============

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable                                            $     31,283
                                                              ------------

COMMITMENTS AND CONTINGENCIES (Note 3)

STOCKHOLDERS' EQUITY
  Common stock-50,000,000 shares authorized,
  21,600,000 issued and outstanding; $.0001 value                    2,160

  Additional paid-in capital                                     1,005,840

  Deficit accumulated during the development stage                (473,868)
                                                              ------------
       Total stockholders' equity                                  534,132
                                                              ------------
Total liabilities and stockholders' equity                    $    565,415
                                                              ============


The Notes to the Financial Statements are an integral part of these statements.

ADVANCED ENGINE TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS
Year Ended June 30, 1998, the period from September 23,
1996 (Inception) through June 30, 1997, and the
Period From September 23, 1996 (Inception)
Through June 30, 1998



                                                    September 23,  September 23,
                                                        1996           1996
                                      For the Year   (Inception)    (Inception)
                                          Ended        Through        Through
                                        June 30,      June 30,       June 30,
                                          1998          1997           1998

Operating expenses (Note 3)         $    333,601        164,683       498,284
                                    -----------------------------------------

Income (loss) from operations           (333,601)      (164,683)     (498,284)

Interest income                           23,966            450        24,416

Net loss                            $   (309,635)      (164,233)     (473,868)
                                    =========================================

Basic net loss per share            $      (.014)         (.009)        (.024)
                                    =========================================

Weighted average number of common
  shares outstanding                  21,487,200     18,433,244     20,178,362
                                    ==========================================


The Notes to the Financial Statements are an integral part of these statements.

ADVANCED ENGINE TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF STOCKHOLDERS' EQUITY
Year Ended June 30, 1998, the period from September 23,
1996 (Inception) through June 30, 1997, and the
Period From September 23, 1996 (Inception)
Through June 30, 1998



                                                              Equity
                                                             (Deficit)
                                                            Accumulated
                                 Common Stock    Additional During the
                               -----------------   Paid-in  Development
                               Shares    Amount    Capital    Stage      Total

Issuance of common stock
  to parent corporation for
  license rights (Note 3)    20,000,000  $2,000      -           -        2,000

Issuance of common stock
  for services (Note 3)         600,000      60      5,940       -        6,000

Issuance of common stock
  for cash (Note 5)             499,200      50    499,150       -      499,200

Net loss                          -       -          -       (164,233) (164,233)
                            ---------------------------------------------------

Balance, June 30, 1997       21,099,200   2,110    505,090   (164,233)  342,967

Issuance of common stock
  for cash (Note 5)             500,800      50    500,750       -      500,800

Net loss                          -       -          -       (309,635) (309,635)
                            ---------------------------------------------------

Balance, June 30, 1998       21,600,000  $2,160  1,005,840   (473,868)  534,132
                            ===================================================


The Notes to the Financial Statements are an integral part of these statements.

ADVANCED ENGINE TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
Year Ended June 30, 1998, the period from September 23,
1996 (Inception) through June 30, 1997, and the
Period From September 23, 1996 (Inception)
Through June 30, 1998

                                                     September 23, September 23,
                                                         1996          1996
                                                      (Inception)   (Inception)
                                                        Through       Through
                                            June 30,   June 30,      June 30,
                                              1998       1997          1998
Reconciliation of net losses to net
  cash provided by operations:
    Net loss                                (309,635)   (164,233)     (473,868)
    Depreciation                               1,802       -             1,802
    Issuance of common stock for
       services and license rights              -          8,000         8,000
Changes in current assets and liabilities:
    Stock subscriptions receivable            74,000     (74,000)         -
    Accounts payable                          27,228       4,055        31,283
                                          ------------------------------------
       Net cash flows applied to
          operating activities              (206,605)   (226,178)     (432,783)
                                          ------------------------------------
Cash flows from investing activities:
    Equipment purchases                      (21,782)      -           (21,782)
                                          ------------------------------------

Cash flows from financing activities:
    Issuance of common stock                 500,800     499,200     1,000,000
    Loan proceeds                               -         50,000        50,000
    Loan payments                            (50,000)       -         (50,000)
                                          ------------------------------------
      Net cash flows provided by
        financing activities                 450,800     549,200     1,000,000
                                          ------------------------------------

Net increase in cash                         222,413     323,022       545,435

Cash at beginning of period                  323,022        -             -
                                          ------------------------------------

Cash at end of period                     $  545,435     323,022       545,435
                                          ====================================


The Notes to the Financial Statements are an integral part of these statements.

ADVANCED ENGINE TECHNOLOGY, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
June 30, 1998



NOTE 1. NATURE OF BUSINESS

Advanced Engine Technologies, Inc. (the Company), a subsidiary of OX2 Engine (Distribution) Ltd., was incorporated under the laws of Colorado and began operations on September 23, 1996. The Company was formed to acquire the rights to manufacture, distribute and market an OX2 Engine combustion engine throughout the United States, Canada and Mexico. On October 18, 1996 the Company entered into a contract with OX2 Engine (Distribution) Ltd., (OX2) a company incorporated in the Republic of Vanatu, whereby the Company acquired the rights to manufacture, distribute and market the OX2 combustion engine. As part of this contract the Company issued 20,000,000 shares of its common stock and will issue an additional 19,000,000 upon the completion of certain tests. In addition, OX2 has the right to appoint two of the Company's three directors. As of June 30, 1998, OX2 owned approximately 62 percent of the Company's outstanding shares. Accordingly, the accompanying financial statements represent the separate financial statements of a subsidiary company.

As of June 30, 1998, the Company's operations consisted of obtaining capital and marketing the OX2 combustion engine. Management does not expect to generate significant sales revenue until fiscal year 1999. Accordingly, planned principal operations have not commenced and the Company is a development stage enterprise.


NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents. Cash and cash equivalents include all cash balances and highly liquid debt instruments with an original maturity of three months or less. The Company's cash is deposited in a Colorado financial institution and is insured only up to $100,000 by the Federal Deposit Insurance Corporation.

Fixed Assets. Fixed assets are stated at cost. Depreciation expense is calculated using the straight-line method over the estimated useful lives of the assets, which range from 5 to 10 years.

Income Taxes. The Company accounts for its income taxes using the liability method. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The Company has provided a valuation allowance to offset the benefit of any net operating loss carryforwards or deductible temporary differences.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
        (CONTINUED)

Advertising Costs. The Company expenses advertising costs as incurred. Advertising costs amounted to $41,808 for the year ended June 30, 1998, $46,548 for the period from September 23, 1996 (inception) to June 30, 1997, and $88,356 from September 23, 1996 (inception) to June 30, 1998.

Loss per share. Loss per share is computed on the basis of the weighted average number of common shares outstanding during the year and did not include the effect of potential common stock as their effect would be antidilutive. The numerator for the computation is the net loss and the denominator is the weighted average shares of common stock outstanding.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE 3. RELATED PARTY TRANSACTIONS

In April 1996, the Company issued a convertible note to a director in the amount of $50,000. This note was repaid in September of 1997.

The Company paid consulting fees to its President, who is also a shareholder, in the amount of $128,698 from September 23, 1996 (inception) to June 30, 1998 including $69,790 for the year ended June 30, 1998, and $58,908 for the period from September 23, 1996 (inception) to June 30, 1997.

The Company paid administrative fees and reimbursed expenses to a company that is owned by one of its shareholders in the amount of $18,717 from September 23, 1996 (inception) to June 30, 1998 including $15,700 for the year ended June 30, 1998, and $3,017 for the period from September 23, 1996 (inception) to June 30, 1997.

In October 1996, the Company issued 600,000 shares of its common stock to one of its founders in exchange for his services in organizing the Company. The transaction was recorded at the estimated fair market value of the services provided ($6,000), as this was more readily determinable.

Also in October 1996, the Company entered into a contract with OX2 (Distributions) Ltd. (OX2) whereby the Company acquired the rights to manufacture, distribute and market the OX2 combustion engine in the United States, Canada and Mexico for the life of the world wide patent. As part of this contract the Company issued 20,000,000 shares of its common stock and will issue an additional 19,000,000 upon the completion of emission tests. The Company is also to pay a royalty of 15 percent of the gross proceeds of its revenue in its territory and 75 percent for sales outside the territory. In addition, OX2 has the right to appoint two of the Company's three directors. As of June 30, 1998, OX2 owned approximately 62 percent of the Company's outstanding shares and OX2 had appointed one director who is also the Company's President.


NOTE 4. INCOME TAXES

At June 30, 1998 the Company had deferred tax assets amounting to approximately $180,000. The deferred tax assets consist primarily of the tax benefit of net operating loss carryforwards and are fully offset by a valuation allowance of the same amount.

The net change in the valuation allowance for deferred tax assets was an increase of approximately $70,000 in 1998. The net change is due primarily to the increase in net operating loss carryforwards.

At June 30, 1998 the Company had net operating loss carryforwards of approximately $450,000 available to offset future state and federal taxable income. These carryforwards will expire in 2017 and 2018 for federal tax purposes and 2002 and 2003 for state tax purposes.

NOTE 5. COMMON STOCK

The Company offered one million shares of its common stock at the price of one dollar per share in an offering memorandum pursuant to Rule 504 of Regulation D of the Securities Act of 1933. The Company sold 499,200 shares as of June 30, 1997 and 500,800 during fiscal year 1998. As of June 30, 1997, the Company had stock subscribed in the amount of $74,000 that was recorded as a receivable and subsequently received in fiscal year 1998.

On August 6, 1998, the Company entered into a joint venture agreement with Carroll Shelby under which the Company issued 300,000 shares of common stock in exchange for the design and production of a street vehicle that utilizes the OX2 combustion engine. In addition, the Company will issue and additional 250,000 shares upon completion of the vehicle utilizing the OX2 combustion engine.

                       ADVANCED ENGINE TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                FINANCIAL REPORT

                               SEPTEMBER 30, 1998

                       ADVANCED ENGINE TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)







                                    CONTENTS

                                                                       Page

ACCOUNTANTS' REPORT                                                      1

FINANCIAL STATEMENTS

        Balance Sheet                                                    2

        Statement of Operations                                          3

        Statement of Stockholders' Equity                                4

        Statement of Cash Flows                                          5

        Notes to Financial Statements                                    6

Neff & Company LLP

                               Accountants' Report



Advanced Engine Technologies, Inc.
(A Development Stage Company)


We have compiled the accompanying balance sheet of Advanced Engine Technologies, Inc. (a subsidiary of OX2 Engine (Distribution) Ltd. and a development stage company) as of September 30, 1998 and the related statements of operations, changes in stockholders' equity and cash flows for the quarter then ended and the period from September 23, 1996 (inception) through September 30, 1998, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.


/s/ Neff & Company LLP

Albuquerque, New Mexico
November 23, 1998


CERTIFIED PUBLIC ACCOUNTANTS . 7001 PROESPECT PLACE NE . ALBUQUERQUE, NM  87110
                       (505) 883-6612 . FAX (505) 884-3409

ADVANCED ENGINE TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
September 30, 1998



ASSETS

CURRENT ASSETS
  Cash                                                   $    410,905
                                                         ------------
FIXED ASSETS
  Equipment  and furniture                                     22,611
  Less accumulated depreciation                                (2,703)
                                                         ------------
       Total fixed assets                                      19,908
                                                         ------------
       Total assets                                      $    430,813
                                                         ============

LIABILITIES AND STOCKHOLDERS' EQUITY

COMMITMENTS AND CONTINGENCIES (Note 3)

STOCKHOLDERS' EQUITY
  Common stock-50,000,000 shares authorized,
  21,600,000 issued and outstanding; $.0001 value               2,160

  Additional paid-in capital                                1,005,840

  Deficit accumulated during the development stage           (577,187)
                                                         ------------
Total liabilities and stockholders' equity               $    430,813
                                                         ============


See accompanying notes and accountants' report.

ADVANCED ENGINE TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS
Quarter Ended September 30, 1998 and 1997 and the
Period From September 23, 1996 (Inception)
Through September 30, 1998



                                                                   September 23,
                                                                       1996
                                                                    (Inception)
                                                                      Through
                                                                   September 30,
                                          1998           1997          1998

Operating expenses (Note 3)           $    108,279      112,229       606,563
                                      ---------------------------------------

Income (loss) from operations             (108,279)    (112,229)     (606,563)

Interest income                              4,960        4,353        29,376
                                      ---------------------------------------
Net loss                              $   (103,319)    (107,876)     (577,187)
                                      =======================================

Basic net loss per share              $      (.005)       (.005)        (.028)
                                      =======================================

Weighted average number of common
  shares outstanding                  $ 21,600,000   21,222,534    20,356,067
                                      =======================================



See accompanying notes and accountants' report.

ADVANCED ENGINE TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF STOCKHOLDERS' EQUITY
Quarter Ended September 30, 1998 and 1997 and the
Period From September 23, 1996 (Inception)
Through September 30, 1998



                                                                 Equity
                                                                (Deficit)
                                                               Accumulated
                                                    Additional  During the
                                  Common Stock       Paid-in   Development
                                Shares     Amount    Capital      Stage      Total

Issuance of common stock
  to parent corporation for
  license rights (Note 3)      20,000,000  $ 2,000          -          -      2,000

Issuance of common stock
  for services (Note 3)           600,000       60      5,940          -      6,000

Issuance of common stock
  for cash (Note 5)               499,200       50    499,150          -    499,200

Net loss                                -        -          -   (164,233)  (164,233)
                              -----------------------------------------------------

Balance, June 30, 1997         21,099,200    2,110    505,090   (164,233)   342,967

Issuance of common stock
  for cash (Note 5)               500,800       50    500,750          -    500,800

Net loss                                -        -          -   (309,635)  (309,635)
                              -----------------------------------------------------

Balance, June 30, 1998         21,600,000  $ 2,160  1,005,840   (473,868)   534,132

Net loss                                -        -          -   (103,319)  (103,319)
                              -----------------------------------------------------

Balance, September 30, 1998    21,600,000  $ 2,160  1,005,840   (577,187)   430,813
                              =====================================================


See accompanying notes and accountants' report.

ADVANCED ENGINE TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS
Quarter Ended September 30, 1998 and 1997 and the
Period From September 23, 1996 (Inception)
Through September 30, 1998

                                                                   September 23,
                                                                       1996
                                                                    (Inception)
                                                                      Through
                                                                   September 30,
                                              1998         1997        1998
Reconciliation of net losses to net
  cash provided by operations:
    Net loss                                $(103,319)   (107,876)   (577,187)
    Depreciation                                  901        -          2,703
    Issuance of common stock for
      services and license rights                -           -          8,000
Changes in current assets and liabilities:
  Stock subscriptions receivable                 -         50,000        -
  Accounts payable                            (31,283)       -           -
                                            ---------------------------------
       Net cash flows applied to
         operating activities                (133,701)    (57,876)   (566,484)
                                            ---------------------------------

Cash flows from investing activities:
  Equipment purchases                            (829)     (6,795)    (22,611)
                                            ---------------------------------

Cash flows from financing activities:
   Issuance of common stock                      -        335,208   1,000,000
   Loan proceeds                                 -           -         50,000
   Loan payments                                 -           -        (50,000)
                                            ---------------------------------
     Net cash flows provided by
       financing activities                      -        335,208   1,000,000
                                            ---------------------------------

Net increase (decrease) in cash              (134,530)    270,537     410,905

Cash at beginning of period                   545,435     323,022        -
                                            ---------------------------------
Cash at end of period                       $ 410,905     593,559     410,905
                                            =================================


See accompanying notes and accountants' report.

ADVANCED ENGINE TECHNOLOGY, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
September 30, 1998



NOTE 1.  NATURE OF BUSINESS

Advanced Engine Technologies, Inc. (the Company), a subsidiary of OX2 Engine (Distribution) Ltd., was incorporated under the laws of Colorado and began operations on September 23, 1996. The Company was formed to acquire the rights to manufacture, distribute and market an OX2 Engine combustion engine throughout the United States, Canada and Mexico. On October 18, 1996 the Company entered into a contract with OX2 Engine (Distribution) Ltd., (OX2) a company incorporated in the Republic of Vanatu, whereby the Company acquired the rights to manufacture, distribute and market the OX2 combustion engine. As part of this contract the Company issued 20,000,000 shares of its common stock and will issue an additional 19,000,000 upon the completion of certain tests. In addition, OX2 has the right to appoint two of the Company's three directors. As of September 30, 1998, OX2 owned approximately 62 percent of the Company's outstanding shares. Accordingly, the accompanying financial statements represent the separate financial statements of a subsidiary company.

As of September 30, 1998, the Company's operations consisted of obtaining capital and marketing the OX2 combustion engine. Management does not expect to generate significant sales revenue until 1999. Accordingly, planned principal operations have not commenced and the Company is a development stage enterprise.


NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents. Cash and cash equivalents include all cash balances and highly liquid debt instruments with an original maturity of three months or less. The Company's cash is deposited in a Colorado financial institution and is insured only up to $100,000 by the Federal Deposit Insurance Corporation.

Fixed Assets. Fixed assets are stated at cost. Depreciation expense is calculated using the straight-line method over the estimated useful lives of the assets, which range from 5 to 10 years.

Income Taxes. The Company accounts for its income taxes using the liability method. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The Company has provided a valuation allowance to offset the benefit of any net operating loss carryforwards or deductible temporary differences.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
        (CONTINUED)

Advertising Costs. The Company expenses advertising costs as incurred. Advertising costs amounted to $199 and $13,834 for the quarter ended September 30, 1998 and 1997, respectively, and $88,555 from September 23, 1996 (inception) to September 30, 1998.

Loss per share. Loss per share is computed on the basis of the weighted average number of common shares outstanding during the year and did not include the effect of potential common stock as their effect would be antidilutive. The numerator for the computation is the net loss and the denominator is the weighted average shares of common stock outstanding.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE 3. RELATED PARTY TRANSACTIONS

In April 1996, the Company issued a convertible note to a director in the amount of $50,000. This note was repaid in September of 1997.

The Company paid consulting fees to its President, who is also a shareholder, in the amount of $148,198 from September 23, 1996 (inception) to September 30, 1998 including $19,500 and $29,950 for the quarter ended September 30, 1998 and 1997, respectively.

The Company paid administrative fees and reimbursed expenses to a company that is owned by one of its shareholders in the amount of $24,823 from September 23, 1996 (inception) to September 30, 1998 including $6,106 and $1,313 for the quarter ended September 30, 1998 and 1997, respectively.

In October 1996, the Company issued 600,000 shares of its common stock to one of its founders in exchange for his services in organizing the Company. The transaction was recorded at the estimated fair market value of the services provided ($6,000), as this was more readily determinable.

Also in October 1996, the Company entered into a contract with OX2 (Distributions) Ltd. (OX2) whereby the Company acquired the rights to manufacture, distribute and market the OX2 combustion engine in the United States, Canada and Mexico for the life of the world wide patent. As part of this contract the Company issued 20,000,000 shares of its common stock and will issue an additional 19,000,000 upon the completion of emission tests. The Company is also to pay a royalty of 15 percent of the gross proceeds of its revenue in its territory and 75 percent for sales outside the territory. In addition, OX2 has the right to appoint two of the Company's three directors. As of September 30, 1998, OX2 owned approximately 62 percent of the Company's outstanding shares and OX2 had appointed one director who is also the Company's President.


NOTE 4. INCOME TAXES

At September 30, 1998 the Company had deferred tax assets amounting to approximately $220,000. The deferred tax assets consist primarily of the tax benefit of net operating loss carryforwards and are fully offset by a valuation allowance of the same amount.

The net change in the valuation allowance for deferred tax assets was an increase of approximately $40,000 for the quarters ending September 30, 1998 and 1997. The net change is due primarily to the increase in net operating loss carryforwards.

At June 30, 1998 the Company had net operating loss carryforwards of approximately $550,000 available to offset future state and federal taxable income. These carryforwards will expire in 2017 to 2019 for federal tax purposes and 2002 to 2004 for state tax purposes.


NOTE 5. COMMON STOCK

The Company offered one million shares of its common stock at the price of one dollar per share in an offering memorandum pursuant to Rule 504 of Regulation D of the Securities Act of 1933. The Company sold one million shares on this offering.

On August 6, 1998, the Company entered into a joint venture agreement with Carroll Shelby under which the Company is to issue 300,000 shares of common stock in exchange for the design and production of a street vehicle that utilizes the OX2 combustion engine. In addition, the Company will issue an additional 250,000 shares upon completion of the vehicle utilizing the OX2 combustion engine.